SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Disclosure of shareholdings: DB 24%

Disclosure of shareholdings

Adecco S.A. Chéserex

Pursuant to art. 20 of the Federal Act on Stock Exchanges and Securities Trading, Adecco S.A. has received the following notification as update of the notification dated 12 December 2005 (published by Adecco on 13 December 2005):

1.	Name of the listed company

Adecco S.A.

2.	Number and type of shares and proportion of voting rights (total holdings in percent)

44’957’537 Registered Shares Adecco SA; 24%

3.	Identity of the involved parties

Group consisting of Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany, and its subsidiaries:

-	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, EC2N, UK;

-	Deutsche Asset Management, Inc. 345 Park Avenue, New York, NY 10154, USA;

-	Deutsche Asset Management Investmentgesellschaft mbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main, BRD;

-	Deutsche Asset Management (Japan) Limited, Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1- J-Tokyo, Japan;

-	Deutsche Asset Management International GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main, BRD;

-	DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main, BRD;

-	DWS (Austria) Investmentgesellschaft mbH, Hohenstaufengasse 4, 1010 Wien, Austria;

-	DWS Investments Schweiz, Theaterstrasse 12, 8001 Zürich, Schweiz

-	DWS Investments Italy SGR S.p.a, Via M. Gioia n.8, 20124 Milano, Italy;

-	DWS Investments S.A., Luxembourg, 2 Boulevard Konrad Adenauer, 1115 Luxembourg;

-	DWS Invest SICAV., 2 Boulevard Konrad Adenauer, 1115 Luxembourg.

4.	Indirect sale, relationship between the beneficial owner and the direct vendor

n.a.

5.	Type and amount of the equity securities, of the conversion, share purchase or share sales rights held and the voting rights attached to them

a)	Call Option granted by Jacobs Venture AG to Deutsche Bank AG to acquire up to 10’294’665 (5.5%) of Adecco shares during the term of the Contract.

b)	Put Option granted by Deutsche Bank AG to Jacobs Venture AG to sell up to 32’170’829 (17.2%) of Adecco shares at maturity of the Contract.

c)	2’492’043 (1.3%) of Adecco shares currently held by Deutsche Bank AG in the course of its ordinary trading and asset management activities.

6.	Time (date) of acquisition, sale or understanding through which the shareholding reached, exceeded or fell below the percentage threshold

Bilateral Equity Linked Contract dated 6 December 2005 between Jacobs Venture AG and Deutsche Bank AG (the “Contract”)

Disclosure of shareholdings

7.	Further remarks

Sonata Securities S.A., Luxembourg, (“Sonata”) intends to issue bonds in the total amount of CHF 767’300’000 due 2010 exchangeable into Adecco shares. The proceeds will be used to acquire a limited recourse instrument from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse instrument, Deutsche Bank AG has entered into a contract with Jacobs Venture AG containing the call option for 10’294’665 Adecco shares and the put option for 32’170’829 Adecco shares. The proceeds obtained by Deutsche Bank AG under the limited recourse instrument are passed on to Jacobs Venture AG in order to finance the acquisition of Adecco shares.

(a)	All Adecco shares acquired by Deutsche Bank AG under the Call Option granted under the Contract (see item 5. a)) will be transferred to Sonata for delivery to the holders of the exchangeable bonds. Any exercise (whether partially or in full) of the Call Option will lead to a pro rata reduction of the physical delivery entitlement arising under the Put Option and/or of the Collateral Pass-Through Right, in each case as described below.

(b)	According to an agreement between Deutsche Bank AG and Sonata, dated as of 23 December 2005, all Adecco shares acquired by Deutsche Bank AG under the Put Option granted under the Contract (see item 5. b)) will be sold and the proceeds distributed to Sonata for payment to the holders of the exchangeable bonds.

(c)	Deutsche Bank AG has the right - in certain circumstances and subject to legal requirements relating to the enforcement of security interests - to deliver to Sonata up to 32’170’829 Adecco shares (17.2%) in satisfaction of Deutsche Bank AG’s obligations under the Notes (the “Collateral Pass-Through Right”). Deutsche Bank would only be in a position to exercise their right if there is an event of default under the Contract.

Adecco S.A.	03 January 2006

Contact:

Investor Relations:

Tel: +41 44 878 89 25

E-Mail: investor.relations@adecco.com

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects more than 700,000 associates with business clients each day through its network of 33,000 employees and over 6,600 offices in 75 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 3 January 2006	By:
Jim Fredholm
Chief Financial Officer

Dated: 3 January 2006	By:
Hans R. Brütsch
Corporate Secretary